[LETTERHEAD OF PHANTOM FIBER INC.]


March 30, 2009

VIA FACSIMILE TRANSMITTAL AND CANADIAN POSTAL SERVICE

Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attn: Mr. Eric Attallah, Staff Accountant

Re: Phantom Fiber Corporation (the "Company")
    Form 10-KSB for the year ended December 31, 2007 ("Form 10-KSB") Form 10-Q for the quarter ended September 301, 2008 ("Form 10-Q") File No. 1-15627

Dear Mr. Attallah:

This letter responds to comments contained in the Staff letter, dated December 4, 2008, addressed to Mr. Jeffrey Halloran, the Company's Chief Executive Officer, with respect to the Company's past filing of Form 10-KSB for the year ended December 31, 2007 and Form 10-Q for the quarter ended September 30, 2008.

We have replied below to your comments (the "Comments"). In view of the Comments and the Company's response set forth below, the Company has amended Form 8-K accordingly.

Comment No. 1:

     "We note the amount presented here as "Foreign currency translation (gain) loss" is the same as the foreign exchange translation adjustment presented in your consolidated statement of changes in stockholders' deficiency. Please tell us how your presentation in the statement of cash flows complies with paragraph 25 of SFAS95."

Response to Comment No. 1:

The amounts presented were derived from a weighted average of the foreign currency exchange rates applied throughout the year and formed the basis of the quarterly statements we filed throughout the 2007 fiscal year. Due to the effect of the currency exchange rate fluctuations in fiscal year 2007 on cash balances held in foreign currencies, we felt the presentation should be a separate part of the reconciliation of the change in cash and cash equivalents during the period as specified in paragraph 25 of SFAS95.

Comment No. 2:

     "You state that you will evaluate whether the adoption will have any impact on your financial statements. However, we note that this standard became effective for you on January 1, 2007. Please confirm to us that you adopted this standard on January 1, 2007."

Response to Comment No. 2:

The Company confirms it does recognize the standard came into effect on January 1, 2007 and the Company did adopt this standard as of that date.

Comment No. 3:

     "We note that 95% of your revenues are derived from international business. Please revise your future filings to disclose revenues for any foreign country that is material. Refer to paragraph 38(a) of SFAS 131."

Response to Comment No. 3:

The Company has noted this and will ensure all future filing will disclose revenues for any foreign country that are material as defined in paragraph 38(a) of SFAS 131.

Comment No. 4:

     "We note that you derived 58% of your revenues from three customers in 2007. Please revise future filings, to disclose the total amount of revenues from each customer that comprised 10% of more of your revenues. Refer to paragraph 39 of SFAS 131."

Response to Comment No. 4:

The Company has noted this and will ensure all future filings will disclose revenues from significant customers that comprise more then 10% of our revenue as defined in paragraph 39 of SFAS 131.

Comment No. 5:

     "We note the significance of your warrant issuances during the years ended December 31, 2006 and 2007. Please revise future filings to disclose your valuation methodology and any significant assumptions you used in determining the fair value of your warrants."

Response to Comment No. 5:

The Company has noted this and will ensure all future filing will disclose our valuation methodologies and significant assumptions used in determining the fair value of our warrants.

Comment No. 6:

     "We note that you have omitted the language "internal control over financial reporting (as defined in Exchange Act Rules 13a-15 (f) and 15d-15(f)" from paragraph four of your certification. The required certifications must be in the exact form prescribed. Accordingly, please file an amendment to your 10-K and Forms 10-Q that includes the cover page, explanatory note, signature page, and paragraphs 1, 2, 3, 4, and 5 of the certification. Please note this comment also applies to your Forms 10-Q for the quarters ended March 31, 2008, June 30, 2008 and September 30, 2008."

Response to Comment No. 6:

The Company has recently suspended operations (as publically declared in our recently filed Form 8-K filed with the Securities and Exchange Commissions on November 25, 2008) and has entered into a letter of intent to acquire Big Apple Concepts, Inc. The Company is in the process of assessing possible restructuring alternatives and refinancing plans. We respect the comments and suggestions being proposed by the Securities and Exchange Commissions and ask that the standard and prescribed language be included in its exact format in all future filings. However, prior to re-filing four separate and distinct filings and due to the uncertainty of the Company's future, we would ask the Securities and Exchange Commissions not enforce the re-filing requirement of these four documents. We have reviewed and incorporated all 13 notes and comments defined in your letter dated December 4, 2008 into our future filings and internal procedures however this is the only comment of the 13 requiring re-filing and as the Company has suspended operations and has entered into a letter of intent to acquire Big Apple Concepts, Inc. the re-filing process and associated costs may be moot, unnecessary, and misleading to shareholders. Please confirm if it is necessary to re-file the documents or may we include the language in future filings.

Comment No. 7:

     "We note that you determined that your convertible notes contain embedded derivatives based on your application of SFAS 133 and EITF 00-19. Please revise future filings to disclose all material terms of each of your senior convertible notes, including the specific features that required you to account for each of the conversion features."

Response to Comment No. 7:

The Company has noted this and will ensure all future filing will disclose all material terms of any senior convertible notes, including the specific features that required the Company to account for each of the conversion features.

Comment No. 8:

     "Further to the above, revise future filings to disclose your valuation methodology and all significant assumptions you used in determining the fair value of each of your embedded conversion feature derivatives and your warrant derivatives."

Response to Comment No. 8:

The Company has noted this and will ensure all future filing will disclose our valuation methodologies and significant assumptions used in determining the fair value of each of our embedded conversion feature derivatives and our warrant derivatives.

Comment No. 9:

     "Please revise this note in future filings to include a reconciliation of the outstanding amounts for each of your senior convertible notes to the amounts reflected on your consolidated balance sheet."

Response to Comment No. 9:

The Company has noted this and will ensure it revises this note in all future filing to include a reconciliation of the outstanding amounts for each of our senior convertible notes to the amounts reflected on our consolidated balance sheet.

Comment No. 10:

     "We note your presentation of the fair value measurements in this note does not include disclosure relating to your senior convertible notes payable. Please revise future filings to include the disclosures required by paragraphs 32-35 for all of your financial assets and liabilities, including your senior convertible notes."

Response to Comment No. 10:

The Company has noted this and will ensure it revises the fair value measurements in any future notes with regards to disclosures as they relate to senior convertible notes payable in all future filing. The Company will include the disclosures required by paragraphs 32-35 for all of our financial assets and liabilities, including senior convertible notes.

Comment No. 11:

     "We note your presentation of the reconciliation of your beginning and ending balances for fair value measurements using significant unobservable inputs. However, it appears that you have presented the activity on a net basis. Specifically, we note that the amount reflected as gains included in earnings does not reconcile to the amount presented on the consolidated statements of operations for the period. Further, we note that although you entered into new senior convertible note agreements that each contained an embedded conversion option that was required to be bifurcated, you have not represented any amounts for "purchases, issuances and settlements." Please revise future filings to present this reconciliation on a gross basis, or otherwise tell us how your presentation complies with paragraph 32(c) of SFAS 157."

Response to Comment No. 11:

The Company has noted this along with the differences in the amounts and will ensure it revises any future filings to present this information on a gross basis. The Company will also ensure any subsequent senior convertible note agreements that contain an embedded conversion option will be bifurcated to ensure the presentation partitions the different agreements and associated conversion options associated with each.

Comment No. 12:

     "Further to the above, please revise future filings to disclose the information required by paragraph 33(c) of SFAS 157."

Response to Comment No. 12:

As stated above, the Company has noted this and will ensure it revises any future filings to disclose the information required by paragraph 33(c) of SFAS 157.

Comment No. 13:

     "In accordance with paragraph 39 of SFAS 157, your disclosures in the first period after adoption of SFAS 157 should have included disclosure of the valuation technique(s) used to measure fair value and a discussion of changes, if any, in the valuation technique(s) used to measure similar assets and/or liabilities in prior periods. However, we do not see where you included this disclosure in your March 31, 2008 Form 10-Q. Please ensure that you include such disclosure in your Form 10-K for the year ending December 31, 2008."

Response to Comment No. 13:

The Company has noted this disclosure requirement as defined in paragraph 39 of SFAS 157 and will ensure in our your Form 10-K for the year ending December 31, 2008 it will include the disclosure of the valuation technique(s) used to measure fair value and a discussion of changes, if any exist, in the valuation technique(s) used to measure similar assets and/or liabilities in prior periods.

     If you have any further comments and/or questions, please contact the undersigned at (416) 804-4007.

Regards,


/s/ Jeff Halloran
--------------------------
Jeff Halloran
President & CEO